PE 12/20/2012


13000602

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Rachel C. Lee
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Re: EMC Corporation
Incoming letter dated December 20, 2012

Dear Ms. Lee:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to EMC by James McRitchie. We also have received letters on the proponent's behalf dated January 17, 2013 and January 20, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EMC Corporation
Incoming letter dated December 20, 2012

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that EMC may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by EMC seeking approval of an amendment to EMC's articles of organization. You also represent that the proposal conflicts with EMC's proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if EMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
EMC Corporation (EMC)
Written Consent
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

The tentative piecemeal proposal, that the company has been thinking about for 30-days, is in the relatively new category of dependent company proposal. A dependent company proposal depends on the associated rule 14a-8 proposal maintaining its eligibility for proxy publication.

A dependent company proposal can be quickly withdrawn almost on the eve of proxy publication should the associated rule 14a-8 proposal become ineligible for proxy publication for any reason other than (i)(9).

It is unlikely that the development of the category of dependent company proposal was ever contemplated during the drafting of rule 14a-8.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Rachel C. Lee <Lee_Rachel@emc.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
EMC Corporation (EMC)
Written Consent
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

The tentative piecemeal proposal that the company has been thinking about for 30-days will never be a proposal that stands on its own. If it gets started it will never be more than a contingency proposal. If it gets started it will be on life-support only as long as no other reason beyond (i)(9) might exclude this rule 14a-8 proposal.

The company will not agree to refrain from seeking another reason to exclude this proposal in addition to (i)(9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Rachel C. Lee <Lee_Rachel@emc.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
EMC Corporation (EMC)
Written Consent
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

After 30-days the company is apparently still thinking about a tentative piecemeal proposal. And the company will be free to dump its tentative proposal if the rule 14a-8 proposal becomes disqualified for reasons other than (i)(9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: James McRitchie

Rachel C. Lee <Lee_Rachel@emc.com>

[EMC: Rule 14a-8 Proposal, October 29, 2012, Revised November 21, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2008 with "High Governance Risk," "High Concern" in director qualifications and "High Concern" in Executive Pay – a whopping $32 million for our CEO Joseph Tucci who also received our highest negative votes. Mr. Tucci also had an entitlement potential of $33 million for a change in control. There was a lack of incentive pay linked to our company's long-term success and executives were rewarded twice for the same goal according to GMI. Examples of this included long-term incentive pay consisting of performance stock units (PSU), performance stock options (PSO), and time-based equity pay in the form of market-priced stock options and stock units. The PSU's and PSO's were based on annual revenue and earning per share, the same targets used in the short-term executive pay plan.

Directors Gail Deegan, Joseph Tucci, Windle Priem and John Egan each had 11 to 20 years long-tenure. Long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Long-tenured directors controlled 5 of the 11 seats on our most important board committees. To top it off Mr. Brown had a further two seats on our board committees and Mr. Brown was potentially over-extended with seats on a total of 4 boards, all rated "D" by GMI.

In response to our 60%-vote in favor of 10% of shareholders to be able to call a special meeting, our company adopted a hamstrung shareholder ability to call a special meeting that required 2.5-times as many shareholders to call a special meeting. Plus the new rule said our "... Board of Directors, in its discretion, may cancel the special meeting."

Please encourage our board to respond positively to this proposal to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

December 20, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from John Chevedden on behalf of James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting of Shareholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2013 Annual Meeting of Shareholders.

The Company intends to submit for shareholder vote at the 2013 Annual Meeting of Shareholders a proposal to make revisions to the current shareholder right to act by written consent (the "Company Proposal"), including requirements not present in the Proposal.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not "be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 40018 at n.27 (May 21, 1998). Further, the Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *Staples, Inc.* (avail. Mar. 16, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders that give advance notice of their intention to act by written consent with the right to initiate an action by written consent); *The Allstate Corporation* (avail. Mar. 5, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 10% voting power with the right to initiate an action by written consent); *Altera Corporation* (avail. Feb. 1, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 20% voting power with the right to initiate an action by written consent); *CVS Caremark Corporation* (avail. Jan. 20, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 25% voting power with the right to initiate an action by written consent); *The Home Depot, Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 25% voting power with the right to initiate an action by written consent). In this regard, the Staff has found that providing both such proposals to shareholders would "create the potential for inconsistent and ambiguous results." *The Allstate Corporation* (avail. Mar. 5, 2012); *Altera Corporation* (avail. Feb. 1, 2012); *see also The Home Depot, Inc.* (avail. Mar. 29, 2011).

The Company is a Massachusetts corporation. Section 7.04 of the Massachusetts Business Corporation Act ("MBCA") permits shareholders to act by unanimous written consent of all shareholders entitled to vote on the action, or, if permitted by the articles of organization, by the written consent of shareholders holding the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting. The Company's Restated Articles of Organization ("Articles") do not address action by written consent, and the Company's Amended and Restated Bylaws ("Bylaws") reflect Massachusetts' statutory default. The Company Proposal will ask shareholders to amend the Articles: (1) to reduce the votes necessary for action by written consent so that such action will require shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting; and (2) to set additional terms governing the right to act by written consent, including, among others, an ownership threshold of 25% of outstanding shares to commence the process to act by written consent and a requirement that all shareholders be solicited in accordance with Regulation 14A of the Securities Exchange Act of 1934. The Board may adopt such additional amendments to the Company's Articles and Bylaws as the Board determines necessary and appropriate to implement the foregoing resolution, including such additional parameters relating to shareholder action by written consent as the Board determines necessary and appropriate to establish a written consent process that promotes transparency and the participation of all Company shareholders. Accordingly, the Company Proposal directly conflicts with the Proposal, which requests that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders" in a manner that is "consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."

As the precedent above indicates, the Staff previously has permitted the exclusion of a shareholder proposal nearly identical to the Proposal in cases substantially similar to the present one. For example, in *CVS Caremark Corporation* (avail. Jan. 20, 2012), the company's certificate of incorporation and bylaws prohibited action by written consent unless there was unanimous approval. The shareholder proposal requested that the "board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)." CVS's proposal sought "to eliminate the current requirement in the Charter that stockholder action by written consent be by unanimous approval, and would provide stockholders holding at least 25% of the outstanding voting power the right to initiate an action by written consent by requesting a record date (and, for the action to pass, the same shareholder approval level would be needed as if the action were approved at a stockholder meeting)." CVS's proposal also included procedures relating to written consent that were not present in the shareholder proposal. In view of these differences between the shareholder proposal and CVS's proposal, the Staff concurred in the exclusion of the shareholder proposal under Rule 14a-8(i)(9). *See also Staples, Inc.* (avail. Mar. 16, 2012), *The Allstate Corporation* (avail. Mar. 5, 2012), *Altera Corporation* (avail. Feb. 1, 2012); *The Home Depot, Inc.* (avail. Mar. 29, 2011).

Because of the direct conflict between the Company Proposal and the Proposal in terms of the threshold percentage of share ownership to initiate an action by written consent and the requirement that all shareholders be solicited, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-6158.

Sincerely,



Rachel C. Lee
Senior Corporate Counsel

Enclosures

cc: John Chevedden
James McRitchie

EXHIBIT A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Dear Mr. Tucci,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/24/2012

James McRitchie | Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915
FX: 508-497-8079

[EMC: Rule 14a-8 Proposal, October 29, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" since 2008 with "High Governance Risk," "High Concern" in director qualifications and "High Concern" in Executive Pay – a whopping $32 million for our CEO Joseph Tucci who received our highest negative votes. Mr. Tucci also had the potential entitlement of $33 million for a change in control. There was a lack of incentive pay tied to our company's long-term success and executives were being rewarded twice for the same goal according to GMI. Examples of this included long-term incentive pay consisting of performance stock units (PSU), performance stock options (PSO), and time-based equity pay in the form of market-priced stock options and stock units. The PSU's and PSO's were based on annual revenue and earning per share, the same targets used in the short-term executive pay plan.

Directors Gail Deegan, Joseph Tucci, Windle Priem and John Egan had 11 to 20 years long-tenure. Long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Long-tenured directors controlled 5 of the 11 seats on our most important board committees. Added to this was Michael Brown, who had a further two seats on these board committees and Mr. Brown was potentially over-extended with seats on a total of 4 boards, all rated "D" by GMI.

In response to our 60%-vote in favor of 10% of shareholders to be able to call a special meeting, our company adopted a hamstrung shareholder ability to call a special meeting that required 2.5-times as many shareholders to call a special meeting. Plus the new rule said our "... Board of Directors, in its discretion, may cancel the special meeting."

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



October 29, 2012

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held in your TD Ameritrade accounts no less than:

200 shares of EMC since 12/30/2010
100 shares of GILD since 08/24/2010
50 shares of HES since 06/08/2010
50 shares of MMM since 05/01/2009

TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Stephanie Roberts

Stephanie Roberts
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

REVISED NOV. 21, 2012

Dear Mr. Tucci,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/24/2012

James McRitchie — Date

Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915
FX: 508-497-8079

[EMC: Rule 14a-8 Proposal, October 29, 2012, Revised November 21, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2008 with "High Governance Risk," "High Concern" in director qualifications and "High Concern" in Executive Pay – a whopping $32 million for our CEO Joseph Tucci who also received our highest negative votes. Mr. Tucci also had an entitlement potential of $33 million for a change in control. There was a lack of incentive pay linked to our company's long-term success and executives were rewarded twice for the same goal according to GMI. Examples of this included long-term incentive pay consisting of performance stock units (PSU), performance stock options (PSO), and time-based equity pay in the form of market-priced stock options and stock units. The PSU's and PSO's were based on annual revenue and earning per share, the same targets used in the short-term executive pay plan.

Directors Gail Deegan, Joseph Tucci, Windle Priem and John Egan each had 11 to 20 years long-tenure. Long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Long-tenured directors controlled 5 of the 11 seats on our most important board committees. To top it off Mr. Brown had a further two seats on our board committees and Mr. Brown was potentially over-extended with seats on a total of 4 boards, all rated "D" by GMI.

In response to our 60%-vote in favor of 10% of shareholders to be able to call a special meeting, our company adopted a hamstrung shareholder ability to call a special meeting that required 2.5-times as many shareholders to call a special meeting. Plus the new rule said our "... Board of Directors, in its discretion, may cancel the special meeting."

Please encourage our board to respond positively to this proposal to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:

James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***